                                                                    EXHIBIT 12.1

                            MARK IV INDUSTRIES, INC.

                   STATEMENT REGARDING COMPUTATION OF RATIOS
                        OF EARNINGS TO FIXED CHARGES(1)
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

                                                                     NINE-MONTHS ENDED
                               YEAR ENDED LAST DAY OF FEBRUARY         NOVEMBER 30,
                         ------------------------------------------- -----------------
                          1993     1994     1995     1996     1997     1996     1997
                         ------- -------- -------- -------- -------- -------- --------
Earnings:
 Income before
  provision for income
  taxes................. $42,300 $ 61,000 $ 89,200 $135,700 $164,200 $125,800 $138,200
 Fixed charges, before
  capitalized
  interest..............  48,033   46,874   50,448   57,197   63,809   48,670   51,828
 Amortization of
  capitalized
  interest..............     133      210      247      265      335      251      394
                         ------- -------- -------- -------- -------- -------- --------
   Earnings as
    adjusted............ $90,466 $108,084 $139,895 $193,162 $228,344 $174,721 $190,422
                         ======= ======== ======== ======== ======== ======== ========
Fixed Charges:
 Interest expense,
  net................... $44,400 $ 43,100 $ 46,300 $ 52,600 $ 59,000 $ 44,800 $ 46,700
 Investment income
  earned (2)............     300      400      284      396      418      314    2,087
                         ------- -------- -------- -------- -------- -------- --------
   Total interest.......  44,700   43,500   46,584   52,996   59,418   45,114   48,787
 Amortization of debt
  expense...............   1,383    1,424    1,659    1,726    1,871    1,667    1,511
 Interest portion of
  rent expense..........   1,950    1,950    2,205    2,475    2,520    1,890    1,530
                         ------- -------- -------- -------- -------- -------- --------
   Fixed Charges, before
    capitalized
    interest............  48,033   46,874   50,448   57,197   63,809   48,671   51,828
 Capitalized interest...     632      195      335      703    1,901    1,422    1,500
                         ------- -------- -------- -------- -------- -------- --------
 Fixed Charges.......... $48,665 $ 47,069 $ 50,783 $ 57,900 $ 65,710 $ 50,093   53,328
                         ======= ======== ======== ======== ======== ======== ========
Ratio of Earnings to
 Fixed Charges (3)......   1.86x    2.30x    2.75x    3.34x    3.48x    3.49x    3.57x
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(1) For the purpose of calculating the ratio of earnings to fixed charges, (i)
    earnings consist of income from continuing operations before income taxes and the restructuring charge, plus fixed charges and (ii) fixed charges consist of interest expense incurred, capitalized interest, amortization of debt expense and 15% of rental payments under operating leases (an amount estimated by management to be the interest component of such rentals).

(2) Represents investment income presented with interest expense, which must be eliminated for purposes of calculating the ratios.

(3) If the restructuring charge were included in the ratio determination for the year ended last day of February 1997 and the nine month period ended
    November 30, 1996, the actual ratio would be 1.76x and 1.24x, respectively.